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                             December 12, 2023

       Arthur Yu Chen
       Chief Financial Officer
       Futu Holdings Ltd
       11/F, Bangkok Bank Building
       No. 18 Bonham Strand W, Sheung Wan
       Hong Kong S.A.R., People   s Republic of China

                                                        Re: Futu Holdings Ltd
                                                            Form 20-F for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-38820

       Dear Arthur Yu Chen:

              We have reviewed your September 28, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 18,
       2023 letter.

       Form 20-F for Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 222

   1. We note your response to prior comment 1 that your subsidiaries in the United States,
                                                        Singapore, Australia,
Japan, Hong Kong, and mainland China are wholly owned and that you are the primary
beneficiary of the VIEs and their subsidiaries. Please supplementally clarify for us who
holds ownership interests in the VIEs and their subsidiaries.
   2. We note your response to prior comment 2 that you conducted inquiries and collected questionnaires from the
members of the boards of directors and that nothing has come to your attention
suggesting that any Director is an official of the Chinese Communist
                                                        Party. Please tell us
in more detail how you considered the profile of Mr. Shan Lu and particularly his role
with the China United Network Communications Group Co.,
                                                        Ltd. Please also tell
us how you considered whether Mr. Lu has any current or prior memberships on, or
affiliations with, committees of the Chinese Communist Party that are
 Arthur Yu Chen
Futu Holdings Ltd
December 12, 2023
Page 2
      not addressed in his biography on page 184 of your Form 20-F and whether he is a member of the Chinese Communist Party.

       Please contact Jennifer Gowetski at 202-551-3401 or Andrew Mew at 202-551-3377 with any other questions.



                                                         Sincerely,
FirstName LastNameArthur Yu Chen
                                                         Division of
Corporation Finance
Comapany NameFutu Holdings Ltd
                                                         Disclosure Review
Program
December 12, 2023 Page 2
cc:       Will Cai
FirstName LastName